Exhibit 99.1

Gridsum Reports Audited Full Year 2018 Financial Results

BEIJING, April 24, 2019 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported its audited financial results for the year ended December 31, 2018.

Highlights

•	Net revenues decreased by 8% to RMB431.2 million (US$62.7 million) from RMB469.5 million in 2017.

•	Net loss attributable to Gridsum’s ordinary shareholders increased to RMB521.3 million (US$75.8 million) from RMB239.0 million in 2017.

Full Year 2018 Financial Results

REVENUES: Net revenues decreased by 8% to RMB431.2 million (US$62.7 million) from RMB469.5 million in 2017.

Enterprise revenues increased by 3% to RMB387.6 million (US$56.4million) from RMB377.0 million in 2017, mainly due to growth in sales of Social Listening solutions recorded during the first half of 2018. However, Enterprise revenues experienced a decline in the second half of 2018, reflecting customer attrition and prolonged contract renewal processes as a result of the delayed filing of the Company’s 2017 annual report on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) and a slowdown in the Chinese economy.

E-Government and other revenues decreased by 48% to RMB53.1 million (US$7.7 million) from RMB102.2 million in 2017, reflecting the challenging business environment associated with China’s government reorganization in 2018. This decrease was primarily attributable to the lengthening of the sales cycle, lower budgeted spending for E-Government solutions in 2018 and a decline in the Company’s e-Government and other customer base from 58 to 43.

COST OF REVENUES: Cost of revenues was RMB100.9 million (US$14.7 million), compared with RMB94.6 million in 2017. The rise was primarily due to a RMB5.8 million increase in outsourcing service fees, mainly related to the Company’s search engine optimization and social media optimization businesses, as the Company re-assigned more internal resources to research and development activities.

GROSS PROFIT AND GROSS MARGIN: Gross profit decreased by 12% to RMB330.4 million (US$48.1 million) from RMB374.9 million in 2017, while gross margin decreased to 76.6% from 79.8%.

OPERATING EXPENSES: Total operating expenses were RMB882.1 million (US$128.3 million), compared with RMB594.1 million in 2017.

•

Sales and marketing expenses were RMB166.2 million (US$24.2 million), compared with RMB192.4 million in 2017. The decrease was primarily due to a RMB27.3 million decrease in industry reports and analysis purchase expenses and a RMB14.9 million decrease in advertising expenses, partially offset by a RMB14.9 million increase in personnel and related costs.

•

Research and development expenses were RMB533.6 million (US$77.6 million), compared with RMB257.9 million in 2017. The increase was primarily the result of substantial foundation investments in the Company’s Industrial AI capabilities, knowledge graph, data warehouse capacity, and IIoT platform and applications. The Company expects research and development expenses to decline year over year in absolute amount (and as a percentage of net revenues) in 2019 and, also decrease over the longer term as a percentage of net revenues.

•

General and administrative expenses were RMB182.3 million (US$26.5 million), compared with RMB143.7 million in 2017. The increase was primarily due to a RMB22.3 million increase in professional fees incurred for accounting and legal matters which were significantly inflated by issues related to the delayed filing of the Company’s 2017 annual report on Form 20-F with the SEC and associated with the Company’s internal investigation and changes of auditor, and a RMB16.9 million increase in office leasing expenses, partially offset by a RMB10.4 million decrease in allowance for doubtful accounts.

LOSS FROM OPERATIONS: Loss from operations was RMB551.7 million (US$80.2 million), compared with RMB219.2 million in 2017.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders was RMB521.3 million (US$75.8 million), compared with RMB239.0 million in 2017. The increase was primarily due to the declines in net revenues and an increase in operating expenses, especially research and development expenses, as the Company aims to capture the opportunities in its Intelligent CRM, judicial, and IIoT business segments.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expense, was RMB482.3 million (US$70.1 million), compared with RMB216.1 million in 2017.

EBITDA: Loss before interest, income tax, depreciation and amortization was RMB493.1 million (US$71.7 million), compared with RMB197.9 million in 2017. The increase was mainly due to an increase in loss from operations of RMB332.5 million.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, was RMB454.1 million (US$66.0 million), compared with RMB175.0 million in 2017.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB16.91 (US$2.46), compared with RMB7.90 in 2017.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB15.65 (US$2.28), compared with RMB7.14 in 2017.

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for the full year 2018 was 30,827,600. As of December 31, 2018, the total number of ordinary shares outstanding was 30,833,390.

Balance Sheet

As of December 31, 2018, the Company had cash and cash equivalents of RMB92.7 million (US$13.5 million), and restricted cash of RMB1.3 million (US$0.2 million).

2018 Review

2018 was a very challenging year for the Company. The delayed filing of its 2017 annual report on Form 20-F was accompanied by a number of events and issues that negatively impacted the Company’s performance. Revenue and growth momentum were further impacted by the slowdown in the Chinese economy.

As part of the Company’s strategic evolution to achieve a more optimal revenue mix, revenues from Search Engine Marketing (SEM) solutions reflected a smaller percentage of total revenues compared with 2017. Additionally, the Company restructured its sales and service functions during 2018 to encourage more effective cross-sell and upsell of additional products and solutions to its client base. This restructuring is beginning to bear fruit, as evidenced by early indications of additional cross-sell and upsell of products and solutions to our clients, and is expected to be important in helping drive our financial performance in the coming months and years.

The Company believes that many of the setbacks experienced during 2018 are now largely behind it, and that continued investments in research and development will be key to creating new opportunities over the medium and longer term.

Outlook

The Company expects to continue to stabilize its core businesses and regain growth momentum in 2019, with higher Enterprise revenues and substantial revenue growth in the judicial and IIoT verticals. On the back of front-end investment in its IIoT and related platform and solutions in 2018, the Company is showing early signs of potentially emerging as a leader in certain verticals in this nascent but high-opportunity industry segment in China.

Based on its current estimates and business trajectory, the Company expects a return to double-digit growth in net revenues in 2019.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. Dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses the following non-GAAP financial measures as supplemental measures to review and assess the Company’s operating performance: non-GAAP net loss attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. Non-GAAP net loss attributable to Gridsum’s ordinary shareholders is net loss attributable to Gridsum’s ordinary shareholders before share-based compensation, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders is the per share equivalent and non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders is the per ADS equivalent, EBITDA is net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA is EBITDA before share-based compensation.

The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate the Company’s business plans. These non-GAAP financial measures enable the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of the Company’s operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including Gridsum’s peer companies, so their utility for comparison purposes may be limited.

The Company compensates for these limitations by reconciling the Company’s non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating the Company’s performance. Investors are encouraged to review our financial information in its entirety and not rely on a single financial measure. A reconciliation of these non-GAAP financial measures to their closest U.S. GAAP financial measures appears at the end of this release.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements in this release include our stated expectations of future trends in our business. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to unexpected difficulties in pursuit of our goals and strategies, unpredictability of demand for new solutions we have developed, difficulties keeping and strengthening relationships with customers, potential difficult expanding our customer base or securing new orders from existing customers, potentially costly research and development activities, liquidity and the availability of additional capital when needed, and weaknesses of our internal controls, competition in the digital intelligence market, PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions . Further information regarding these and other risks is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com

GRIDSUM HOLDING INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31,
	2017	2018	2018
	RMB Audited	RMB Audited	US$ Audited
Assets
Current assets:
Cash and cash equivalents	166,690	92,684	13,480
Time deposit	—	—	—
Restricted cash	245,320	1,334	194
Notes receivable	6,000	—	—
Accounts receivable, net	599,280	397,969	57,882
Prepayments and other current assets	306,092	294,904	42,892

Total current assets	1,323,382	786,891	114,448
Non-current assets:
Investment in associates	—	5,000	727
Property and equipment, net	50,873	62,328	9,065
Intangible assets, net	9,426	13,840	2,013
Goodwill	537	537	78
Deferred tax assets	18,392	46,359	6,742
Other non-curernt assets	487	435	63

Total non-current assets	79,715	128,499	18,688

Total assets	1,403,097	915,390	133,136

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank loans	266,019	5,000	727
Accounts payable	208,152	97,293	14,150
Salary and welfare payables	60,696	65,451	9,519
Taxes payable	103,331	110,529	16,076
Deferred revenues	13,391	36,126	5,254
Advances from customers	116,847	154,731	22,504
Accrued expenses and other current liabilities	90,721	147,940	21,517
Derivative liabilities	—	596	87
Convertible note	—	242,702	35,300

Total current liabilities	859,157	860,368	125,134
Non-current liabilities:
Deferred tax liabilities	249	212	30

Total non-current liabilities	249	212	30

Total liabilities	859,406	860,580	125,164

	As of December 31,
	2017	2018	2018
	RMB Audited	RMB Audited	US$ Audited
Shareholders’ equity:
Ordinary shares—Class A (US$0.001 par value; 20,000,000 shares authorized, 4,543,461 shares issued and outstanding as of December 31, 2017 and 2018)	31	31	5
Ordinary shares—Class B (US$0.001 par value; 180,000,000 shares authorized; 26,280,367 and 26,289,929 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	176	177	26
Additional paid-in capital	1,107,201	1,146,253	166,715
Statutory reserve	6,730	12,903	1,877
Accumulated other comprehensive loss	(30,539)	(35,496)	(5,163)
Accumulated deficit	(549,911)	(1,077,409)	(156,703)

Total Gridsum’s shareholders’ equity	533,688	46,459	6,757
Non-controlling interests	10,003	8,351	1,215

Total shareholders’ equity	543,691	54,810	7,972

Total liabilities and shareholders’ equity	1,403,097	915,390	133,136

GRIDSUM HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share, per share and per ADS data)

	1Q 2017	2Q 2017	3Q 2017	4Q 2017	1Q 2018	2Q 2018	3Q 2018	4Q 2018	For the year ended December 31,
									2017	2018	2018
	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Audited	RMB Audited	US$ Audited
Revenues:
Enterprise	64,199	83,208	108,215	121,391	119,804	100,676	67,815	99,279	377,013	387,574	56,370
e-Government and other	13,766	22,758	25,258	40,434	17,254	13,204	13,701	8,958	102,216	53,117	7,726
Less: Business tax and surcharges	(1,970)	(3,014)	(3,179)	(1,533)	(4,625)	(1,487)	(1,062)	(2,271)	(9,696)	(9,444)	(1,374)

Net revenues	75,995	102,952	130,294	160,292	132,433	112,393	80,454	105,966	469,533	431,247	62,722
Cost of revenues	(11,773)	(20,206)	(26,275)	(36,386)	(16,343)	(22,812)	(23,630)	(38,082)	(94,640)	(100,867)	(14,670)

Gross profit	64,223	82,746	104,019	123,905	116,090	89,581	56,824	67,884	374,893	330,380	48,052
Operating expenses:
Sales and marketing expenses	(46,657)	(41,317)	(39,434)	(65,005)	(35,957)	(40,102)	(45,565)	(44,552)	(192,413)	(166,176)	(24,169)
Research and development expenses	(51,033)	(58,031)	(69,039)	(79,818)	(109,196)	(119,907)	(158,348)	(146,135)	(257,921)	(533,586)	(77,607)
General and administrative expenses	(21,739)	(28,466)	(41,614)	(51,924)	(30,138)	(43,296)	(50,454)	(58,401)	(143,743)	(182,289)	(26,513)

Total operating expenses	(119,429)	(127,814)	(150,087)	(196,747)	(175,291)	(203,305)	(254,367)	(249,088)	(594,077)	(882,051)	(128,289)

Losses from operations	(55,206)	(45,068)	(46,068)	(72,842)	(59,201)	(113,724)	(197,543)	(181,204)	(219,184)	(551,671)	(80,237)
Foreign currency exchange loss	(1,235)	(2,147)	(2,911)	(2,259)	(1,937)	(3,462)	(3,644)	(675)	(8,552)	(9,719)	(1,414)
Interest income/(expense), net	(2,697)	(400)	(1,612)	(721)	(2,429)	(2,332)	(2,795)	(2,323)	(5,430)	(9,878)	(1,437)
Other income/(expense), net	(105)	(794)	1,117	(1,901)	482	2,058	3,297	(4,833)	(1,683)	1,005	146
Amortization of debt discount	—	—	—	—	—	(5,995)	(9,593)	(9,748)	—	(25,337)	(3,685)

	1Q 2017	2Q 2017	3Q 2017	4Q 2017	1Q 2018	2Q 2018	3Q 2018	4Q 2018	For the year ended December 31,
									2017	2018	2018
	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Audited	RMB Audited	US$ Audited
Gain on change in fair value of derivative liabilities	—	—	—	—	—	—	—	57,890	—	57,890	8,420

Loss before income tax	(59,244)	(48,409)	(49,474)	(77,723)	(63,084)	(123,455)	(210,278)	(140,893)	(234,849)	(537,710)	(78,207)
Income tax (expense)/benefit	(4,780)	(1,542)	(166)	2,213	437	(8,873)	15,783	7,818	(4,275)	15,165	2,206

Net loss	(64,024)	(49,951)	(49,639)	(75,509)	(62,648)	(132,327)	(194,495)	(133,075)	(239,124)	(522,545)	(76,001)
Less: Net loss attributable to non-controlling interests	(16)	(19)	(19)	(74)	(140)	(142)	(597)	(340)	(128)	(1,220)	(177)

Net loss attributable to Gridsum Holding Inc.	(64,008)	(49,932)	(49,620)	(75,436)	(62,507)	(132,185)	(193,898)	(132,735)	(238,996)	(521,325)	(75,824)

Net loss attributable to Gridsum’s ordinary shareholders	(64,008)	(49,932)	(49,620)	(75,436)	(62,507)	(132,185)	(193,898)	(132,735)	(238,996)	(521,325)	(75,824)

Net loss	(64,024)	(49,951)	(49,639)	(75,509)	(62,648)	(132,327)	(194,495)	(133,075)	(239,124)	(522,545)	(76,001)
Foreign currency translation adjustment, net of tax	(11,066)	2,544	(6,429)	(5,501)	(7,634)	4,853	(2,567)	390	(20,452)	(4,957)	(721)

Comprehensive loss	(75,090)	(47,407)	(56,068)	(81,010)	(70,282)	(127,474)	(197,062)	(132,685)	(259,576)	(527,502)	(76,722)
Less: Comprehensive loss attributable to non-controlling interests	(16)	(19)	(19)	(74)	(140)	(142)	(597)	(340)	(128)	(1,220)	(177)

Comprehensive loss attributable to Gridsum Holding Inc.	(75,074)	(47,388)	(56,049)	(80,936)	(70,141)	(127,332)	(196,464)	(132,345)	(259,448)	(526,282)	(76,545)

Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	29,735,166	29,751,812	29,739,866	29,756,081	30,824,550	30,825,645	30,827,609	30,833,239	30,243,250	30,827,600	30,827,600
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(2.15)	(1.68)	(1.67)	(2.54)	(2.03)	(4.29)	(6.29)	(4.30)	(7.90)	(16.91)	(2.46)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(2.15)	(1.68)	(1.67)	(2.54)	(2.03)	(4.29)	(6.29)	(4.30)	(7.90)	(16.91)	(2.46)

GRIDSUM HOLDING INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share and per ADS data)

	1Q 2017	2Q 2017	3Q 2017	4Q 2017	1Q 2018	2Q 2018	3Q 2018	4Q 2018	For the year ended December 31,
									2017	2018	2018
	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Audited	RMB Audited	US$ Audited
Reconciliation of net loss attributable to Gridsum’s ordinary shareholders to non-GAAP net loss attributable to Gridsum’s ordinary shareholders
Net loss attributable to Gridsum’s ordinary shareholders	(64,008)	(49,932)	(49,620)	(75,436)	(62,507)	(132,185)	(193,898)	(132,735)	(238,996)	(521,325)	(75,823)
Share-based compensation	5,012	4,974	4,747	8,195	7,555	9,091	11,081	11,299	22,927	39,026	5,676
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(58,997)	(44,958)	(44,874)	(67,240)	(54,952)	(123,094)	(182,817)	(121,436)	(216,069)	(482,299)	(70,148)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations:

Basic and diluted	29,735,166	29,751,812	29,739,866	29,756,081	30,824,550	30,825,645	30,827,609	30,833,239	30,243,250	30,827,600	30,827,600
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:

	1Q 2017	2Q 2017	3Q 2017	4Q 2017	1Q 2018	2Q 2018	3Q 2018	4Q 2018	For the year ended December 31,
									2017	2018	2018
	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Unaudited	RMB Audited	RMB Audited	US$ Audited
Basic and diluted	(2.15)	(1.68)	(1.67)	(2.54)	(2.03)	(4.29)	(6.29)	(4.30)	(7.90)	(16.91)	(2.46)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(2.15)	(1.68)	(1.67)	(2.54)	(2.03)	(4.29)	(6.29)	(4.30)	(7.90)	(16.91)	(2.46)
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.98)	(1.51)	(1.51)	(2.26)	(1.78)	(3.99)	(5.93)	(3.94)	(7.14)	(15.65)	(2.28)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.98)	(1.51)	(1.51)	(2.26)	(1.78)	(3.99)	(5.93)	(3.94)	(7.14)	(15.65)	(2.28)
Reconciliation of net loss to EBITDA and adjusted EBITDA
Net loss	(64,024)	(49,951)	(49,639)	(75,509)	(62,648)	(132,327)	(194,495)	(133,075)	(239,124)	(522,545)	(76,001)
Interest (income)/expense, net	2,697	400	1,612	721	2,429	2,332	2,795	2,323	5,430	9,878	1,437
Income tax expenses	4,780	1,542	166	(2,213)	(437)	8,873	(15,783)	(7,818)	4,275	(15,165)	(2,206)
Depreciation and amortization expenses	7,322	7,675	7,760	8,717	9,012	8,032	7,922	9,736	31,474	34,701	5,047
EBITDA	(49,226)	(40,333)	(40,102)	(68,284)	(51,644)	(113,091)	(199,561)	(128,834)	(197,945)	(493,131)	(71,723)
Share-based compensation	5,012	4,974	4,747	8,195	7,555	9,091	11,081	11,299	22,927	39,026	5,676
Adjusted EBITDA	(44,214)	(35,359)	(35,355)	(60,089)	(44,089)	(104,000)	(188,480)	(117,536)	(175,018)	(454,105)	(66,047)